Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of September 30, 2012
(Amounts in thousands except ratios)

Adjusted EBITDA to cash interest ratio: The Adjusted EBITDA to cash interest ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus interest income and non-cash interest expense). (1)

Adjusted EBITDA (1)	$860,605

Pro Forma net cash interest expense (1)	$136,489

Adjusted EBITDA to cash interest ratio	6.3

(1) Adjusted EBITDA and pro forma net cash interest expense are defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $500 million.

Total senior secured debt less unrestricted cash	$55,000

Adjusted EBITDA (1)	$860,605

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	0.1

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	(in thousands, except per ton data)		(in thousands, except per ton data)
Revenues:
Coal revenues:
Eastern steam	$653,948	$853,361	$2,146,788	$1,689,802
Western steam	170,160	150,483	454,334	430,485
Metallurgical	631,594	994,089	2,059,419	2,275,516
Total	$1,455,702	$1,997,933	$4,660,541	$4,395,803

Tons sold :
Eastern steam	9,849	12,723	32,368	25,255
Western steam	13,219	12,556	35,152	36,054
Metallurgical	4,860	5,900	15,353	13,883
Total	27,928	31,179	82,873	75,192

Coal sales realization per ton:
Eastern steam	$66.40	$67.07	$66.32	$66.91
Western steam	$12.87	$11.98	$12.92	$11.94
Metallurgical	$129.96	$168.49	$134.15	$163.90
Average	$52.12	$64.08	$56.24	$58.46